Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 24, 2012 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes in Favour	% of Votes Cast
62,294,399	99.46%

2.	Election of Directors

The seven nominees set for in the Company’s management information circular dated April 2, 2012 were elected as directors of the Company by a majority vote. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	% of Votes Cast

Keith Neumeyer	44,754,264	99.80%
Ramon Davila	44,756,280	99.81%
Robert A. McCallum	44,748,177	99.79%
Tony Pezzotti	44,732,352	99.75%
David Shaw	44,753,104	99.80%
Douglas Penrose	44,731,312	99.75%
Robert Young	44,747,009	99.78%

3.	Appointment of Auditors

Deloitte & Touche LLP was re-appointed as auditors of the Company by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

	Votes in Favour	% of Votes Cast

Appoint Auditors and Fix Auditor’s Remuneration	62,317,102	99.44%

Dated at Vancouver, British Columbia, this 25th day of May, 2012.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639 -8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com